

October 31, 2013

<u>Via E-mail</u>
Michael D. Mann
Chief Financial Officer
Gaming Partners International Corporation
1700 Industrial Road
Las Vegas, Nevada 89102

> **Re: Gaming Partners International Corporation**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 26, 2013**
> **File No. 000-23588**

Dear Mr. Mann:

We have reviewed your response dated October 23, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing any requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K</u>

<u>Overview of Business, page 15</u>

1. We note from your response to our prior comment 1 that you continue to believe you have only one operating segment. However, we also note that you state in your response that the CEO/CODM reviews gross margin by geography, which would appear to represent your different entities of GPI USA, GPI SAS and GPI Asia. Please clearly explain in detail why each entity (i.e. GPI USA, GPI SAS and GPI Asia) does not meet the operating segment criteria of ASC 280-10-50-1 and provide us with a sample of the reports that are used by your CODM for purposes of assessing performing and making decisions about resource allocations. Alternatively, if you believe the entities represent separate operating segments but one reportable segment under ASC 280-10-50-10, please

tell us how the operating segments meet the criteria for aggregation outlined in ASC 280-10-50-11. Your response should explain in detail the basis, or rationale for your conclusion that these operating segments are economically similar. We may have further comment upon review of your response.

You may contact Heather Clark at 202-551-3624 or if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief